Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
(Dollars in millions)
(Unaudited)

Nine Months Ended September 30, 2016
Earnings:
Pretax income from continuing operations	$39.3
Add:
Fixed charges	25.2
Earnings adjusted for fixed charges	$64.5

Fixed Charges:
Interest expensed and capitalized	$18.0
Amortization of discount and capitalized expenses related to indebtedness	1.9
Estimate of interest within rental expense (2)	5.3
Total Fixed Charges	$25.2
Ratio of Earnings to Fixed Charges	2.6

(1) Our statement of computation of ratio of earnings to fixed charges should be read in conjunction with our consolidated financial statements and our notes to consolidated financial statements for matters that affect the comparability of the information presented above.

(2) One-third of rent expense is deemed to be representative of interest.